[redacted]

BB 3/11 AL 3/15

SEC 06004081 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2006 209 SEC MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8- 39547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multi-Bank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24280 Woodward
(No. and Street)

Pleasant Ridge (City) Michigan (State) 48069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffery Maccagnone (248) 291-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/25

OATH OR AFFIRMATION

I, Jeffery T. Maccagnone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multi-Bank Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer

Title

Notary Public

STEPHANIE M. WOOD
Notary Public, Wayne County, MI
My Commission Expires 04/09/2008
Acting in Oakland County, MI

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULTI-BANK SECURITIES, INC.

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

We have audited the accompanying balance sheets of Multi-Bank Securities, Inc. as of December 31, 2005 and 2004 and the related statements of stockholder's equity, changes in subordinated debt, income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multi-Bank Securities, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 12 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 16, 2006

MULTI-BANK SECURITIES, INC.
BALANCE SHEETS
December 31, 2005 And 2004

ASSETS

	2005	2004
Cash	$ 1,086,598	$ 1,943,636
Cash on deposit with clearing organization	-	909,053
Securities purchased under an agreement to resell	-	7,097,245
Accounts receivable:		
Brokers, dealers and clearing organization	2,718,027	1,014,493
Deposit - clearing organization	1,000,000	-
Other	77,902	82,321
Securities owned, at market	3,761,441	3,060
Refundable Federal Income Taxes	835,000	-
Prepaid expenses	32,390	44,175
Amount due from Parent Company (Note 4)	2,453,034	2,152,704
	$11,964,392	$13,246,687

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Accounts payable:		
Commissions due sales representatives	$ 630,038	$ 1,077,589
Taxes withheld from employees and sales representatives	11,324	14,566
Other	112,744	125,632
Accrued interest – subordinated debt (Note 5)	260,526	-
Accrued expenses	814,535	627,507
Single Business tax payable	30,000	27,000
Total current liabilities	1,859,167	1,872,294
Subordinated debt (Note 5)	4,950,000	4,950,000
Total liabilities	6,809,167	6,822,294
Stockholder's equity:		
Common stock, par value $1.00 per share; 50,000 shares authorized; 16,000 shares issued	16,000	16,000
Capital in excess of par value	733,000	733,000
Retained earnings	4,406,225	5,675,393
Total stockholder's equity	5,155,225	6,424,393
	$11,964,392	$13,246,687

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2005 And 2004

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2003	$ 16,000	$ 733,000	$5,129,569	$5,878,569
Net income for the year ended December 31, 2004	-	-	545,824	545,824
Balance, December 31, 2004	16,000	733,000	5,675,393	6,424,393
Net (loss) for the year ended December 31, 2005	-	-	(1,269,168)	(1,269,168)
Balance, December 31, 2005	$ 16,000	$ 733,000	$4,406,225	$5,155,225

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED DEBT
For The Year Ended December 31, 2005

	2005
Balance, December 31, 2004 (Note 5)	$4,950,000
Changes in Subordinated Debt	-
Balance, December 31, 2005	$4,950,000

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF INCOME
For The Years Ended December 31, 2005 And 2004

	2005	2004
Revenues:		
Principal transactions	$ 8,530,307	$ 11,267,787
Commissions and fees	948,636	1,028,890
Interest	251,636	303,293
Total revenues	9,730,579	12,599,970
Interest expense	314,225	254,950
Net revenues	9,416,354	12,345,020
Commissions and clearing charges:		
Commissions paid officers and sales representatives	3,819,484	4,740,544
Trading and clearing charges	773,709	760,349
Total commissions and clearing charges	4,593,193	5,500,893
Gross profit from operations	4,823,161	6,844,127
Other expenses:		
Selling, general and administrative expenses	6,600,803	6,104,303
Interest expense - subordinated debt	260,526	-
Total other expenses	6,861,329	6,104,303
Income (loss) before provision for taxes	(2,038,168)	739,824
Provision for taxes (Note 2):		
Federal income tax (refundable)	(835,000)	85,000
Single Business tax	66,000	109,000
Total provision for taxes	(769,000)	194,000
Net income (loss)	($ 1,269,168)	$ 545,824

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2005 And 2004

	2005	2004
Increase (decrease) in cash:		
Cash flows from operating activities:		
Principal transactions – net	$ 9,915,307	$ 8,356,424
Commissions and fees received	1,146,237	786,763
Interest received	268,176	253,395
Commissions paid officers and sales representatives	(4,267,035)	(5,576,400)
Trading and clearing charges	(767,012)	(718,426)
Interest paid	(284,733)	(252,217)
Selling, general and administrative expenses	(6,413,701)	(5,883,750)
Deposits paid – clearing organization	(1,000,000)	-
Federal taxes refunded – net	-	165,000
Single Business taxes paid	(63,000)	(117,000)
Net cash used by operating activities	(1,465,761)	(2,986,211)
Cash flows from investing activities:		
Advances (to) from Parent Company, net	(300,330)	(254,964)
Advances (to) from officer, net	-	15,000
Net cash used by investing activities	(300,330)	(239,854)
Cash flows from financing activities:		
Proceeds from issuance of subordinated debt	-	4,950,000
Increase (decrease) in cash	(1,766,091)	1,723,935
Cash, at beginning of year	2,852,689	1,128,754
Cash, at end of year	$ 1,086,598	$ 2,852,689

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2005 And 2004
(Continued)

	2005	2004
Reconciliation of net income to net cash provided (used) by operating activities:		
Net income (loss)	$ (1,269,168)	$ 545,824
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Securities purchased under an agreement to resell	7,097,245	(7,097,245)
Accounts receivable:		
Brokers, dealers and clearing organization	(2,703,534)	3,968,287
Other	4,419	(31,176)
Securities owned	(3,758,381)	(225)
Refundable Federal Income Taxes	(835,000)	-
Prepaid Federal Income Taxes	-	250,000
Prepaid expenses	11,785	(21,611)
Increase (decrease) in:		
Accounts payable:		
Commissions payable	(447,551)	(835,856)
Payroll taxes withheld	(3,242)	1,094
Accounts payable - other	(12,888)	(3,611)
Accrued expenses	447,554	275,857
Single Business tax payable	3,000	(8,000)
Deferred revenue	-	(29,549)
Total adjustments	(196,593)	(3,532,035)
Net cash used by operating activities	$ (1,465,761)	$ (2,986,211)

Disclosure of accounting policy:

For purposes of the Statement of Cash Flows, the Company considers cash on deposit with clearing organization as cash.

See accompanying notes.

Note 1 - ORGANIZATION

Multi-Bank Securities, Inc., a securities broker-dealer, is a wholly owned subsidiary of Multi-Bank Services, Ltd. See Note 4 for transactions with Parent Company.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Purchased under an Agreement to Resell

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will be resold as specified in the respective agreements. It is the Company's policy to take possession of securities purchased under resale agreements.

Securities Transactions

Securities transactions and related commission income and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes

The Company files a consolidated federal income tax return with its Parent Company and a subsidiary.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Refundable Federal income taxes in the amount of $835,000 at December 31, 2005 are summarized as follows:

	Amount
Refundable Federal income taxes due Multi-Bank Securities, based on the tax benefit to the consolidated group from the carryback of Multi-Bank Securities' current year's net operating loss to prior years.	$747,384
Refundable Federal estimated tax payments from 2004.	87,616
	$835,000

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2005, the Company's net capital was $6,609,751 and its required net capital was $123,944. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.28 to 1.

Note 4 - TRANSACTIONS WITH PARENT COMPANY

The Parent Company, Multi-Bank Services Ltd., provides various administrative services to the Company, including furniture and fixtures. For the years ended December 31, 2005 and 2004, administrative expenses charged to the Company amounted to $300,000 each year and are included in Selling, General and Administrative Expenses in the attached Statement of Income.

The Company also leases its operating facilities in Pleasant Ridge, Michigan from its Parent Company, see Note 7.

Multi-Bank Securities factors their financial institutions accounts receivable with its Parent Company at 100% of their face value.

Note 4 - TRANSACTIONS WITH PARENT COMPANY (CONTINUED)

In addition, at various times, each Company makes advances to each other. The net of all inter-company activity resulted in a receivable from the Parent Company in the amount of $2,453,034 at December 31, 2005 and $2,152,704 at December 31, 2004. Subsequent to December 31, 2005, Multi-Bank Securities advanced $860,000 to the Parent Company.

Note 5 - SUBORDINATED DEBT

On December 28, 2004, the Company in consideration of the sum of $4,950,000 entered into a subordinated loan agreement with its former Clearing Broker. The loan bears interest at the six month libor rate plus 200 basis points, which amounted to 6.69% at December 31, 2005 and matures on May 1, 2007. This debt is subordinate in right of payment to all claims of all other present and future creditors of the Company. The subordinated debt has been approved by the National Association of Securities Dealers, Inc. and is thus available in computing the Company's net capital under the SEC's net capital rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

The Company has agreed that, during the term of this agreement, the former Clearing Broker shall be entitled to twenty percent (20%) of net earnings of the Company before income taxes and payments of any dividends, to the extent such net earnings exceed $3,000,000 in any calendar year, not to exceed more than $2,000,000.

Note 6 - EMPLOYEES BENEFIT PLAN

The Company maintains a defined contribution benefit plan 401(k) to cover all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company at its discretion may make a matching contribution, which percentage will be determined each year by the Company. For the years ended December 31, 2005 and 2004 the Company elected not to make a matching contribution.

Note 7 - OPERATING LEASE COMMITMENTS

The Company leases its operating facilities in Pleasant Ridge, Michigan from its Parent Company on a year to year basis at $15,000 per month.

Minimum lease payments on the lease outstanding at December 31, 2005 for other operating facilities is summarized as follows:

Years Ended December 31,	Amount
2006	41,400
2007	28,500

The lease agreement includes an escalation clause that increases the minimum rental payment for increased lessor taxes and operating expenses.

In addition, the Company leases other office facilities on a month-to-month basis.

For the years ended December 31, 2005 and 2004, the total lease expense pursuant to the above operating leases amounted to $270,498 and $237,696, respectively, and is included in Selling, General and Administrative Expenses in the attached Statement of Income.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative charges paid to the Parent Company, see Note 4.

SUPPORTING SCHEDULES

MULTI-BANK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

1.	Total ownership equity	5,155,225
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	5,155,225
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	4,950,000
	b. Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities	10,105,225
6.	Deductions and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	3,398,326
	c. Capital charges for commodity futures	-
	d. Other deductions and/or charges	-
7.	Other additions and/or allowable charges	-
8.	Net capital before haircuts on securities positions	6,706,899
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]):	
	c. Trading and investment securities: 4. Other securities	97,148
10.	Net capital	6,609,751
13.	Net capital requirement	123,944
14.	Excess net capital	$6,485,807

MULTI-BANK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness liabilities from balance sheet	$1,859,166
19.	Total aggregate indebtedness	$1,859,166
20.	Percentage of aggregate indebtedness to net capital	28%

STATEMENT PURSUANT TO PARAGRAPH (d) (4)OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Multi-Bank Securities, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

MULTI-BANK SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2005

Multi-Bank Securities, Inc., is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (k)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer....".

MULTI-BANK SECURITIES, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2005

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

MULTI-BANK SECURITIES, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

In planning and performing our audit of the financial statements of Multi-Bank Securities, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We reviewed the procedures for determining the compliance with the exemptive provisions of Rule 15c3-3 and determined that the Company was in compliance with the conditions of the exemption and no facts came to our attention that indicated that such provisions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the practices and procedures are to

provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William J. Mandolette & Co. P.C.

February 16, 2006